L.L. JCA

17009378

Washington, D.C. 20549

SEC Mail Processing Section

MAR 01 2017

Washington DC

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-48926

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M&A SECURITIES GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4151 N Mulberry Drive, Suite 252

(No. and Street)

Kansas City	MO	64116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David B. Lundgren

(Name – *if individual, state last, first, middle name*)

511 N. Mur Len Rd. #8	Olathe	KS	66026
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jessica B. Pastorino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M&A Securities Group, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENIFER L BURCH
Notary Public - Notary Seal
State of Missouri, Platte County
Commission Number 12375281
My Commission Expires Aug 1, 2020

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M & A SECURITIES GROUP, INC.

Table of Contents

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
RAYMOND E. MEYER, JR., CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of M & A Securities Group, Inc.

We have audited the accompanying statement of financial condition of M & A Securities Group, Inc. as of December 31, 2016, and the related statements of income, changes in shareholders equity, and cash flows for the year then ended. These financial statements are the responsibility of M & A Securities Group, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M & A Securities Group, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital under SEC Rule 15c3-1 (Schedule I), The Computation for Determination of Reserve Requirements under SEC Rule 15c3-3 (Schedule II), Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3 (Schedule III), and Reconciliation Pursuant to SEC Rule 17a-5(d)(2) (Schedule IV) have been subjected to audit procedures performed in conjunction with the audit of M & A Securities Group, Inc.'s financial statements. The supplemental information is the responsibility of M & A Securities Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under SEC Rule 15c3-1, The Computation for Determination of Reserve Requirements under SEC Rule 15c3-3, Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3, and Reconciliation Pursuant to SEC Rule 17a-5(d)(2) are fairly stated, in all material respects, in relation to the financial statements as a whole.

David Lundgren & Co.

February 24, 2017

M&A SECURITIES GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

Assets:		
Cash and cash equivalents	$	289,365
Deposits and prepaid expenses		75,076
Prepaid income taxes		339
Receivables:		
Retainers and administrative fees		35,000
Officer		13,323
Employee		5,276
Property and equipment, net of accumulated depreciation of $2,863		5,522
	$	423,901

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	129,029
Payroll taxes payable		12,854
Income taxes payable		17,585
Deferred taxes		19,873
		179,341
Stockholder's equity:		
Common stock, no par value; 100,000 shares authorized, 100 issued and outstanding		100
Additional paid-in capital		125,123
Retained earnings		119,337
		244,560
	$	423,901

The accompanying notes are an integral part of these financial statements.

M&A SECURITIES GROUP, INC.

STATEMENT OF INCOME
For the Year Ended December 31, 2016

Revenues:	
Merger and acquisition retainer and success fees	$ 29,307,822
Administrative fees	322,849
Interest income	1,376
Other income	7,257
Total revenues	29,639,304
Expenses:	
Commissions and syndication expenses	28,130,930
Compensation and employee benefits	748,045
Professional fees	267,281
Insurance, registration fees and bonding	250,671
Office and other operating expenses	154,603
Total expenses	29,551,530
Income before provision for income taxes	87,774
Income taxes:	
Current	18,387
Deferred	2,952
Total income taxes	21,339
Net income	$ 66,435

The accompanying notes are an integral part of these financial statements.

M&A SECURITIES GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2016

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, December 31, 2015	$ 100	$ 125,123	$ 52,902	$ 178,125
Net income	-	-	66,435	66,435
Balances, December 31, 2016	$ 100	$ 125,123	$ 119,337	$ 244,560

The accompanying notes are an integral part of these financial statements

M&A SECURITIES GROUP, INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2016

Cash flows from operating activities:	
Net income	$ 66,435
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,321
Deferred income tax expense	2,952
Interest added to advances	(1,133)
(Increase) decrease in:	
Retainers and fees receivable	43,750
Deposits and prepaids	(9,451)
Prepaid income taxes	18,387
Increase (decrease) in:	
Accounts payable and accrued liabilities	933
Income taxes payable	17,585
Net cash provided by operating activities	140,779
Cash flows from investing activities:	
Net repayment on officer and employee advances	12,662
Increase in cash	153,441
Cash and cash equivalents, beginning of year	135,924
Cash and cash equivalents, end of year	$ 289,365
Supplemental disclosure of cash flow information:	
Cash paid for income taxes	$ -

The accompanying notes are an integral part of these financial statements.

M & A SECURITIES GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business and Significant Accounting Policies

Nature of Business:

M&A Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company's revenue is primarily derived from licensing merger and acquisition professionals to accommodate any securities related to middle market mergers and acquisitions.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission, and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who carries no margin accounts promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company. Broker/dealers operating under the provisions of (k)(2)(i) are also exempted from the remaining provisions of Rule 15c3-3, including the requirement to make the reserve computations under Rule 15c3-3.

A summary of the Company's significant accounting policies follows:

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

The Company earns advisory revenues through success fees based upon the occurrence of certain events which may include announcements or completion of various types of financial transactions and also through retainer fee arrangements. Revenue is recognized when: 1) there is a contractual arrangement with a client; 2) agreed upon services have been provided; 3) fees are fixed or determinable; and 4) collection is reasonably assured.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Income Taxes and Tax Positions

Current and deferred income taxes are determined in accordance with Financial Accounting Standards Board (FASB) ASC Topic 740. Under FASB ASC Topic 740, the amount of current and deferred taxes payable or refundable is recognized utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The deferred tax liability relates to the deduction of certain prepaid expenses when paid for tax purposes and writing them off for book purposes over the accounting periods benefited, and the expensing of property and equipment for tax purposes. The components of the deferred tax liability on the Statement of Financial Condition at December 31, 2016 relate to the following:

Temporary Difference	Liability
Prepaid insurance	$ 18,769
Basis of property and equipment	1,104
	$ 19,873

The current provision consists of $13,195 of federal and $5,192 of state and local taxes.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2016, management has determined that there are no material uncertain income tax positions. The Company's income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed. As of December 31, 2016, the tax returns for the years 2013 to 2015 are subject to examination.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as demand deposits, money market funds and any highly liquid debt instruments with a maturity of three months or less at the time of purchase.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Retainers and Administrative Fees Receivable

Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts, and balances that are still outstanding after reasonable collection efforts have been made are written-off. At December 31, 2016 it was determined that no valuation allowance was necessary.

Property and Equipment

Property and equipment consists of computers and office furniture which are being depreciated using the straight-line method over the estimated five year life for computers and ten year life for office furniture. Depreciation for 2016 was $1,321. At December 31, 2016 the balances consist of:

Computer equipment	$ 4,830
Office furniture	3,555
	8,385
Less accumulated depreciation	(2,863)
	$ 5,522

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Commission's Uniform Net Capital requirements ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2016, the Company had net capital of $164,802, which is $154,171 in excess of its required net capital of $10,631. The percentage of aggregate indebtedness to net capital was 96.76%.

NOTE 3 – RELATED PARTY TRANSACTIONS

Shareholder Receivable

The Company has advanced its majority shareholder $13,323 as of December 31, 2016. This advance bears interest at the rate of 3.5% and is unsecured.

Burch & Company, Inc.

During the year, the Company engaged in various transactions with Burch & Company, Inc., a related entity. These transactions included the payment of $150,000 of business development fees in accordance with the terms of a recruiting and consulting fee agreement, and $30,000 each for shared compliance services and the use of office space. The Company is also a guarantor on Burch's office lease agreement.

NOTE 4 – DEFINED CONTRIBUTION PLAN

The Company has established a Simplified Employee Pension plan which provides for contributions of up to 25% of employee compensation. Pension expense for the year ended December 31, 2016 was $42,507.

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date at which these financial statements were available to be issued on February 24, 2017, and determined there have not been any events that have occurred that would require adjustments to or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

M & A SECURITIES GROUP, INC.
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2016

I. Computation of Net Capital Under SEC Rule 15c3-1

Total stockholder's equity	$ 244,560
Deferred tax liability	19,873
Non-allowable assets	(99,631)
Net capital	164,802
Minimum net capital required, the greater of $5,000 or 6 2/3% of aggregate indebtedness	(10,631)
Excess net capital	$ 154,171
Aggregate indebtedness:	
Total liabilities	$ 179,341
Less deferred taxes	(19,873)
Aggregate indebtedness	$ 159,468
Percentage of aggregate indebtedness to net capital	96.76%

II. Computation for Determination of Reserve Requirements under SEC Rule 15c3-3

The Company operates under the exemptive provisions of paragraph (k)(2)(B) of SEC Rule 15c3-3.

III. Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2016.

IV. Reconciliation Pursuant to SEC Rule 17a-5(d)(2)

Net capital-original December 31, 2016 Form X-17A-5	$ 163,124
Adjustments to original Form as amended February 24, 2017:	
Income taxes payable to actual	1,678
Net capital per Schedule I above	$ 164,802

M&A securities group

EXEMPTION REPORT

During fiscal year 2016, to the best of knowledge and belief of Jessica B Pastorino, President and Chief Compliance Officer of M&A Securities Group, Inc. (MAS), MAS operated pursuant to exemption 15c3-3(K)(2)(i) as MAS did not hold customer funds or safe keep customer securities.

Jessica B Pastorino

President, Chief Compliance Officer

M&A Securities Group, Inc. • 4151 N Mulberry Drive, Suite 252 • Kansas City, MO 64116 • 816-888-7320

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
RAYMOND E. MEYER, JR., CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of M & A Securities Group, Inc.

We have reviewed management's statements, included in the accompanying SEA Rule 17a-5(d)(4) Exemption Report, in which (1) M & A Securities Group, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) M & A Securities Group, Inc. stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

David Lundgren & Co.

February 24, 2017

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
RAYMOND E. MEYER, JR., CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Shareholders
of M & A Securities Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by M & A Securities Group, Inc. and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of M & A Securities Group, Inc. for the year ended December 31, 2016, solely to assist you and SIPC in evaluating M & A Securities Group, Inc.'s compliance with the applicable instructions of General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences;

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

David Lundgren & Co.

February 24, 2017